FILE NO. 82-5077

FJA

FJH

[redacted]

08000092



Semiannual Report of FJH AG

01.01.2007 - 30.06.2007

Address

FJH AG
Elsenheimerstraße 65
80687 Munich
GERMANY
Telephone: +49 89 76901-0
Fax: +49 89 7698813
www.fjh.com

Contact

Investor Relations
Telephone: +49 89 76901-274 or -7002
email: investor.relations@fjh.com

FILE NO. 82-5077

Key Figures (IFRS) for the first half-year 2007

	2007	2006
	,000 Euro	,000 Euro
Turnover	**30,045**	**28,016**
EBITDA (Operating result before depreciation)	2,992	203
EBITDA-Margin	10.0%	0.7%
EBIT (Operating result)	2,466	-552
EBIT-Margin	8.2%	-1.9%
EBT (Result before income taxes)	2,353	-675
Half-year result	**1,853**	**-733**
Earnings per share	0.08	-0.04
Shareholders' equity	19,690	19,144
Equity ratio	45.5%	50.8%
Total assets	43,297	37,688
Net cash	10,899	10,122
Free cash flow	-1,116	-8,949
Employees as at 30.06.	467	518

Key Figures (IFRS) for the second quarter 2007

	2007	2006
	,000 Euro	,000 Euro
Turnover	**15,341**	**15,293**
EBITDA (Operating result before depreciation)	1,355	375
EBITDA-Margin	8.8%	2.5%
EBIT (Operating result)	1,094	-123
EBIT-Margin	7.1%	-0.8%
EBT (Result before income taxes)	1,054	-136
Quarterly result	**821**	**-92**
Earnings per share	0.04	0.00

Dear Shareholders,

The second quarter of the 2007 fiscal year confirmed our favourable business forecast for FJH AG. Our turnover of 15.3 million Euro showed a further increase compared with the already pleasing figure for the preceding quarter. Quarterly revenues were on a par with the previous year, despite a 10% reduction in staffing levels. FJH's resulting increase in efficiency is best reflected in the second-quarter 12% increase in annualised turnover per employee to 131 thousand Euro.

The Executive Board is pleased with the development of employee capacity utilisation. It meant we still achieved our turnover targets despite licences accounting for a significantly lower share of turnover than in the same quarter the preceding year due to the marked rise in the share accounted for by services. This confirms we have regained stability in terms of our business model, which allows us to compensate for the known quarterly fluctuations in licence revenues.

Combined with the adjustments to the cost structure, EBIT amounted to 1.1 million Euro, rising 1.2 million Euro on the same quarter of 2006.

Although the cash flow from operating activities was negative at -0.2 million Euro, this can in particular be explained by the 1.4 million Euro increase in billed trade receivables. In addition, the equity ratio remains sound at 45%. The result after taxes of 0.8 million Euro (Q2 2006: -0.1 million Euro) means we have again recorded positive earnings per share of 0.04 Euro (Q2 2006: 0.00 Euro).

Thus, compared with the same period in the preceding year and also in terms of our forecasts for 2007, the results for the first half of 2007 are extremely encouraging. At 30.0 million Euro, turnover rose 7.2% on the same period in the preceding year, with maintenance and licence revenues rising by 23%. At 2.5 million Euro, EBIT improved by 3.0 million Euro on the preceding year's figure (-0.6 million Euro). Earnings per share for the first half of 2007 amounted to 0.08 Euro (same period in the preceding year: -0.04 Euro).

FILE NO. 82-5077

The continuing favourable development of orders on hand for 2007 makes us optimistic for the rest of the year, as at the end of June 2007, these orders on hand combined with the turnover for the first half of the year give us a secured turnover base of over 55 million Euro for 2007.

The favourable overall progress is due to increasing success in both existing and new business, both in our domestic markets and also in existing international markets, especially the USA. These success signals across the entire spectrum of our solutions portfolio and our existing target markets fill us with optimism that our strategy of adopting an FJH Insurance Platform to unify and internationalise our portfolio bodes well for the future. This strategy combined with the efficiency achieved to date has helped lay excellent foundations for profit-oriented growth.

We should like to express our sincere gratitude for the trust you have shown in us thus far and look forward to you, our shareholders, accompanying us as we venture along our path to becoming an internationally successful industry expert for insurers and related financial services providers.

The Executive Board

Interim management report

The further increase in turnover during the second quarter of 2007 compared with the preceding quarter is attributable to the continued favourable development of orders and our increased efficiency. This is particularly reflected in the increase in turnover from services on the same quarter in the preceding year. At 12.9 million Euro, turnover from services in the second quarter of 2007 was more than 10% up on that in 2006, despite a 10% reduction in staffing levels. Turnover from services also showed a marked 16% increase on the preceding quarter; this was largely due to a significantly improved rate of billable services.

Thus, despite the reduction in maintenance and licence turnover compared with the same quarter in the preceding year, overall we achieved a clear 12% rise in annualised turnover per employee to 131 thousand Euro. The comparison of half-year periods is more meaningful given the known fluctuations in the distribution of licence turnover across individual quarters. With maintenance and licence turnover of 6.1 million Euro for the first half of 2007, this represents a 23% increase on the same period in the preceding year. Combined with the adjustments to the cost structure, the result for the second quarter also developed as expected. EBIT amounted to 1.1 million Euro compared with -0.1 million Euro in the same quarter of the preceding year.

In terms of contracts successfully concluded with new customers in the second quarter of 2007, special mention should be made of the agreements with Provinzial Rheinland Lebensversicherung AG (we reported on the initial letter of intent in February of this year). Other key orders were also secured, including a new migration project with a volume of approximately 2 million Euro.

The pleasing trend in the USA is continuing. Three projects with new customers in the USA – all major insurance companies – involve health insurance. The current demand shown by health insurers in the USA appears to present a lucrative market opportunity for FJA's US Product Machine, which is already being used for other insurance lines. This strengthens our conviction that this region offers excellent opportunities for growth.

FILE NO. 82-5077

We also secured our first orders for the new settlement and fiscal policy management components for our FJA RAN® Pension Settlement and Documentation System. Besides this, business with existing customers was characterised by turnover from the successful delivery of the new Release 4.5 of FJA Life Factory®. This release makes FJA Life Factory® one of the first standard software solutions to fulfil the requirements of the Insurance Contract Law reform, which will become binding for 2008. It is especially pleasing to report that this release has prompted two additional existing customers to return to regular purchasing of new upgrade releases. Alongside the overall favourable response from our customers to the new release, this further increase in upgrade release clients clearly indicates the sustainability of our strategy.

The period under review saw a series of promising activities aimed at tapping future business opportunities. In particular, these included firm discussions with prospective customers in Israel, the Netherlands and Austria. The new partnership with Adobe assumed concrete form in the second quarter when a joint road show on the subject of "Correspondence, Forms and Documents – Solutions for the Insurance Industry" provided over 70 participants from around 40 insurance companies with information on our entire service portfolio.

Once again, a speedy response was the key factor behind further development of our products in the second quarter. For example, we completed the planning for Release 4.6 of FJA Life Factory® in consultation with the user group. In view of the expected legislative adjustments to the reform of the Insurance Contract Law, we are now planning an initial delivery 4.6a in autumn 2007 prior to our actual Release 4.6. FJA Life Factory® will therefore enable our customers to comply with the new legislative provisions extremely quickly. This confirms the accuracy of the requirements implemented in Release 4.5 and the assumptions made with the user group.

The continuing high demand for actuarial consultancy services in connection with product innovations over the next few years confirms our belief that there will still be high medium-term demand for support in this field. Early inclusion of FJH specialists in these customer issues creates an ideal basis for specifically directing further development of our solutions portfolio.

The development of our business as described above is producing continued increases in staff capacity utilisation and we are already observing some capacity shortages at times. In view of our planned moderate staff increases, we are aiming to focus on our core areas of expertise; over the long term these can only be secured by appointing specialised staff, the availability of which is limited. We are also implementing demand-led qualification measures for our existing employees. Outside our core areas of expertise, we are resolving possible capacity shortages by drawing on external personnel capacities in regions with favourable economic conditions. This approach ensures we are not harming our renewed earnings capacity by indiscriminately expanding our personnel capacities.

We are pleased to report that by the end of the second quarter, we had largely completed one of the remaining historical critical project in Switzerland, which we had reported on in connection with accruals for impending losses. This will produce certain additional billing opportunities from the second half of the year onwards.

In summary, FJH's business development confirms our newly structured business model based on integrated linking of products and services. The growing success of this business model is in particular reflected in the key performance indicator of annualised turnover per employee.

Annualised Turnover per Employee


150
140
130
120
110
100
95
117
110
123
124
Q2 2006
Q3 2006
Q4 2006
Q1 2007

We see this development as proof that we have assessed the market correctly by predicting an increased willingness among insurers to use standardised solutions with a high level of preconfiguration and to replace their various legacy systems (migration).

Report on earnings position, financial situation and assets

Earnings position

During the second quarter of 2007, turnover amounted to 15.3 million Euro, slightly up on the same quarter in the preceding year (+ 0.3%). For the first six months of 2007, total turnover thus amounted to 30.0 million Euro, representing a 7.2% increase on the same period in the preceding year (28.0 million Euro). A marked increase in efficiency in invoicing services to customers produced a further increase in annualised turnover per employee. For the second quarter of 2007 this amounted to 131 thousand Euro (same period in preceding year: 117 thousand Euro; + 12%).

During the quarter under review, licensing and maintenance business accounted for 16% of turnover. Due to the very high share in the first quarter (24%), this area of business accounted for 20% (6.1 million Euro) of total turnover during the first half of 2007. Compared with 2006 (share 5.0 million Euro), this represents a 23% absolute increase in turnover from licence and maintenance business.

Personnel expenses for the months April to June 2007 totalled 10.1 million Euro (Q2/2006: 10.5 million Euro; -4%). During this period, the other operating expenses of 3.7 million Euro were also less than the preceding year's figure of 4.5 million Euro. The 20% reduction is mainly due to significantly reduced allocations to accruals and to lower premises costs. Total expenses before interest and taxes amounted to 14.7 million Euro in Q2 2007 (Q2 2006: 16.3 million Euro; -11%).

The first half year of 2007 saw a fall in both personnel expenses (20.0 million Euro against 20.7 million Euro in 2006; -3%) and also other operating expenses (7.5 million Euro compared with 8.8 million Euro in 2006; -15%). Total expenses fell by 7% from 31.1 million Euro to 29.1 million Euro.

The number of employees as at 30 June 2007 was 467, representing a 10% fall compared with the same date in 2006 (518 employees).

FILE NO. 82-5077

Other operating income stabilised in 2007. It amounted to 0.5 million Euro in the second quarter (preceding year: 1.0 million Euro). The half-year figure was 1.1 million Euro, which at first glance represents a 66% fall on the first half of 2006 (3.2 million Euro). However, it is important to remember that the 2006 figure was attributable to high levels of income in the second quarter from special effects not related to operating business (especially income from the release of accruals).

The Q2 2007 result before taxes and interest (EBIT) was 1.1 million Euro (Q2 2006: -0.1 million Euro). The turnaround on the corresponding period in the preceding year, where total turnover was virtually the same, has mainly been achieved thanks to the reduced cost basis. EBIT for the first six months of 2007 amounted to 2.5 million Euro, compared with a loss of 0.6 million Euro for EBIT in the first half of 2006. The development in the second quarter confirms the return to earning capacity; this is especially true given that the clear positive result was recorded despite lower licence revenues (compared with Q1 2007).

The net interest result revealed no major changes on the same period in the preceding year. Higher interest expense was set against higher interest income; this was attributable to the addition of cash funds in Q4 2006 and Q1 2007 and the associated financing (see also report on the financial situation).

Overall, the FJH Group again recorded a positive result after taxes (EAT) of 0.8 million Euro for the second quarter of 2007 (Q2 2006: -0.1 million Euro). EAT for the first half of 2007 totalled 1.9 million Euro (first half of 2006: -0.7 million Euro). Earnings per share amounted to 0.04 Euro for Q2 2007 and 0.08 Euro for the first half of 2007 (2006 figures: 0.00 Euro and -0.04 Euro).

Looking back on the first half of 2007, the favourable development identified in the first three months of the year has been confirmed. The further increase in turnover per employee achieved in Q2 enhances the sustainability of the new cost structures because even with a temporary reduction in licence revenues, we have still recorded a positive result.

Financial situation

The second quarter saw a slightly negative cash flow from operating activities of -0.2 million Euro. This was mainly due to a rise in billed receivables of around 1.4 million Euro to 8.4 million Euro compared with 31 March 2007. In terms of quarterly turnover, this equates to 55 days sales outstanding (DSO); despite higher turnover, the volume of receivables was 1.2 million Euro lower than on 30 June 2006. The figure for DSO at the end of Q2 2006 was 62 days.

The cash flow from operating activities was further burdened by management bonus payments (0.6 million Euro) and follow-up effects from the efficiency programme (0.1 million Euro). Overall, the working capital as at 30 June 2007 was 14.1 million Euro (30 June 2006: 8.1 million Euro) compared with 13.4 million Euro as at 31 March 2007.

Net Cash / Operative Cash Flow


14000
12,000
10,000
8,000
6,000
4000
2,000
0
-2,000
T€
10,122
10,784
12,132
11,421
-154
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Net Cash
OPCF

Viewed on a six-month basis, the cash flow from operating activities was -0.7 million Euro. This is a considerable improvement on the first half of 2006, when it was still -3.7 million Euro. Following the seasonal rise in receivables, we expect a corresponding reduction in the third quarter, which will also have a favourable impact on the cash flow from operating activities. The free cash flow for the second quarter of 2007 was -0.4 million Euro (preceding year: -5.6 million Euro), while the half-year figure was -1.1 million Euro (preceding year: -8.9 million Euro).

FILE NO. 82-5077

The conclusion of sale & license-back agreements for FJA Life Factory ® in two tranches of three million Euro in Q4 2006 and Q1 2007 each for a term of 54 months provided the company with six million Euro in additional cash and cash equivalents. This long-term financing has been crucial to the FJH Group's current financial independence. As at 30 June 2007, therefore, the net cash position (for reasons of transparency calculation also includes the liabilities under the sale & license-back agreements) amounted to +10.9 million Euro as at 30 June 2007.

At the end of the second quarter cash and cash equivalents amounted to 16.9 million Euro, of which an amount of 11.9 million Euro was freely available. FJH is thus in a position to finance current business. Also, we have sufficient financial reserves to implement strategic measures using our own resources (e.g. the expansion of international sales markets and our FJH insurance platform as part of our product policy).

Assets

FJH's added value is largely based on licences and the provision of services. Besides the key current assets of cash and cash equivalents and trade receivables, the Group also has important long-term assets such as off-balance sheet know-how and intangible assets. Development of our new product SymAss II represents our only significant capitalised investment activity, for which we capitalised an amount of 137 thousand Euro in own work in the second quarter of 2007 (total amount for the first half of 2007: 258 thousand Euro). Beyond this, we only capitalised that portion of the loss carryforwards available within the Group that we currently expect to use within the next three years.

As at 30 June 2007 the equity ratio stood at 45% and we believe this ratio is reasonable for the Group's business model. Given the pleasing developments in our result, we believe the FJH Group will be able to demonstrate a very competitive rating.

Overall, development of the earnings position, financial situation and assets proved stable and favourable in the first half of 2007.

Development of the segments

Turnover and EBIT by Segment second quarter


14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
-2.00
11.2
-1.6
0.1 0.1
0.2 0.2
1.8
1.8
1.8
0.3
0.4 0.2 0.1
Turnover EBIT Turnover EBIT Turnover EBIT Turnover EBIT Turnover EBIT
Germany
Austria
Switzerland
USA
Slovenia
Q2/2006 Q2/2007

The region of Germany is the largest segment and currently accounts for around three-quarters of overall business. In terms of the other regions, the USA and Switzerland are especially important as regards business with third parties, while Austria and Slovenia are increasingly acting as suppliers of internal services within the Group.

EBIT per Quarter


1,500
1,000
500
0
-500
-1,000
-1,500
-2,000
T€
1,372
1,094
-123
-221
-4,165
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007

Second-quarter 2007 turnover for the segment **Germany** was on a par with Q1 2007 at 11.9 million Euro (Q2 2006: 11.2 million Euro; +6%); there was, however, a considerable shift in favour of the share of turnover accounted for by services. The growth in turnover over the preceding year was thus maintained: during the first half of 2007 turnover rose 19% to 23.7 million Euro compared with 19.9 million Euro for the same period in the preceding year.

FILE NO. 82-5077

This also helped confirm the turnaround in results: in Q2 2007 EBIT amounted to 1.0 million Euro (preceding year: -1.6 million Euro); the reduction compared to Q1 2007 is attributable to the marked reduction in the share accounted for by licence business. In terms of half-yearly figures, the Group's turnaround is most noticeable in this segment: after a negative figure of -1.8 million Euro in the preceding year, EBIT improved by 4.4 million Euro to 2.6 million Euro for 2007.

In the **USA**, the favourable business development we forecast has also been reflected in the financial performance indicators for the second quarter of 2007. In the months April to June 2007, turnover amounted to 2.0 million Euro (Q2 2006: 1.8 million Euro). At 3.3 million Euro, accumulated turnover for the first six months of 2007 was less than the preceding year's figure of 3.9 million Euro. However, we continue to believe that taken over the whole year, we will exceed the figure achieved in 2006. Development of EBIT for this segment was considerably more pleasing. It amounted to 0.3 million Euro in Q2 2007 and to 0.4 million Euro for the first half of the year. In the previous year, EBIT was -0.6 million Euro for Q2 and -0.2 million Euro for the first half-year. The USA, too, is thus also emerging as a profitable segment in 2007.

At 1.2 million Euro, Q2 2007 turnover (Q2 2006: 1.8 million Euro; -32%) for the segment **Switzerland** was on a par with that of the previous quarter. In terms of the first six months, turnover totalled 2.4 million Euro, 26% down on the preceding year's figure of 3.3 million Euro. In the second quarter of 2007 EBIT amounted to -0.3 million Euro compared with 1.8 million Euro in the preceding year. EBIT for the six-month period can only be compared to a limited degree: -1.2 million Euro in 2007 compared with 0.6 million Euro in 2006. It is pleasing to report that the situation with a critical major project has stabilised, prompting us to expect considerably improved future performance in terms of results for the segment Switzerland.

As a segment, **Austria** now only realises around 10% of its turnover with external customers, with 90% of turnover accounted for by intra-Group services, especially actuarial consulting. At 0.2 million Euro, external turnover for the first half of 2007 was on a par with the previous year. EBIT for the first six months of 2007 totalled 0.4 million Euro, just below the figure for the same period in 2006 (0.5 million Euro).

Slovenia realises around half of its turnover with external customers and half with customers within the Group. For the period January to June 2007 it recorded external turnover of 0.4 million Euro (first half-year 2006: 0.7 million Euro; -35%). For the same period in 2007, EBIT amounted to 0.2 million Euro compared with 0.3 million Euro in the first half of 2006. This segment continues to focus on product development for SymAss II.

Turnover and EBIT by Segment first half-year


28.00
24.00
20.00
16.00
12.00
8.00
4.00
0.00
-4.00
20.0
-1.8
0.2 0.2 0.5 0.4
0.6
-0.2
0.4
0.7 0.4 0.3 0.2
Turnover EBIT
Germany
Austria
Switzerland
USA
Slovenia
HY/2006
HY/2007

Employees

At the end of June 2007 the FJH Group employed 467 people (preceding year: 518). This represents a 10% year-on-year reduction.

Distribution by region:

Germany	361
Austria	18
Switzerland	28
Slovenia	29
USA	31

FILE NO. 82-5077

Report on forecasts and other statements on anticipated development

Our forecasts for the 2007 fiscal year are based on the pleasing development in orders on hand for 2007. During the second quarter, the secured turnover base for 2007 – consisting of turnover, orders on hand and weighted incoming orders with a probability of 80% – rose from 49 million Euro as at 31 March 2007 to over 55 million Euro as at 30 June.2007. The development of orders on hand also reflects the strong performance of our US business in 2007.

In terms of the distribution of our secured turnover base for 2007 by region, there was little change in the situation as at the end of June 2007 compared with the end of March 2007:


Switzerland
7%
USA
14%
Slovenia
1%
Austria
1%
Germany
77%

During the second quarter of 2007 there were the following changes in the distribution of our secured turnover base:


64
12
Order pipeline 2007
Order Backlog 2007
Sales 2007
March 07
June 07

An analysis of orders on hand classified by subject area confirms the trends noted during the second quarter. In terms of products, we expect an intensification of business with new customers and also of release-related business with existing customers. At the same time, assisting customers in replacing legacy systems continues to gain importance, as reflected in the expansion of our migration business.

This shows that increasing numbers of market participants plan to use FJH solutions over the long-term and that we are correct in our analysis that the trends in our target market are producing an increasing willingness to use standardised solutions with a high level of preconfiguration.

Development during the first half-year confirms our forecast for turnover of 58 to 62 million Euro for the 2007 fiscal year, currently, we expect to achieve at least 60 million Euro. Nevertheless, we are standing by this range, and also our forecast range for EBIT, where we expect a margin of between 8 and 10% of turnover. In this connection, please refer to the information in the report on opportunities and risks.

FILE NO. 82-5077

Report on opportunities and risks

In view of business progress to date in 2007, the medium to long-term statements on opportunities and risks as contained in the 2006 annual report remain valid. Additionally, we are able to provide more up-to-date analyses of short-term development over the second half of 2007:

The expansion of business embarked on in the USA should continue in the second half of 2007 and also presents medium to long-term potential. The positive response to the new product releases in German-speaking countries offers opportunities for concluding further new contracts in the second half of the year. The overall increase in demand and the increased capacity utilisation already achieved give us the option to appoint additional employees and draw on external capacities to create a basis for growth in turnover over the coming years. Here, it is important to note that the orders shown in turnover in 2007 will in many cases also lead to turnover in subsequent years. In particular, the rise in the share of turnover accounted for by licences during the first half of the year will result in follow-on services in the second half of the year and subsequent periods.

Existing order prospects in international markets may lead to additional incoming orders in 2007. We are also pleased to report that by the end of the second quarter, we had largely completed one of the remaining historical critical projects in Switzerland, which we had reported on in connection with accruals for impending losses. This will produce certain additional billing opportunities from the second half of the year onwards.

The initiation of large-volume projects currently under negotiation for maintenance and licence business will require significant run-up times and will tie up personnel capacities accordingly; this will produce a short-term reduction in the volume of turnover we can realise from services. With turnover from major licence projects, there is also some uncertainty as to when this turnover will be realised. Realising this turnover depends on the dates when contracts are concluded and on the contractual agreements. The contribution to results from licence turnover is significantly greater than from services; consequently, if expected revenue from major individual projects currently under negotiation fails to materialise or does not materialise until 2008, this can affect turnover and results. For this reason, we continue to maintain given ranges for forecast turnover and results for 2007.

Report on key transactions with related parties

During the period under review there were no major transactions with related parties for which special reporting was required.

FILE NO. 82-5077

Consolidated Profit and Loss Account (IFRS) first half-year 2007 and 2006

	01.01. - 30.06.2007	01.01. - 30.06.2006
	,000 Euro	,000 Euro
Turnover	30,045	28,016
Change in stocks of finished goods and work in process	110	-654
Own work capitalised	258	0
Cost of purchased services and materials	-1,038	-954
Personnel expenses	-20,014	-20,685
Other operating income	1,104	3,230
Other operating expense	-7,471	-8,751
Depreciation/amortisation of property, plant and equipment and of intangible assets	-526	-755
Operating result	**2,466**	**-552**
Interest income	251	84
Interest expense	-364	-207
Result before income taxes and minority interest	**2,353**	**-675**
Income tax	-500	-58
Half-year result	**1,853**	**-733**
Allocation of result		
Profits/losses attributable to equity holders of the parent company	1,809	-772
Profits/losses attributable to minority interests	44	39
Half-year result	**1,853**	**-733**
Earnings per share (basic) in Euro	0.08	-0.04
Earnings per share (diluted) in Euro	0.08	-0.04
Average shares outstanding (basic / diluted)	21,289,353	19,147,037

FILE NO. 82-5077

Consolidated Profit and Loss Account (IFRS) second quarter 2007 and 2006

	01.01. - 30 06 2007	01.04. - 30.06.2006
	,000 Euro	,000 Euro
Turnover	15,341	15,293
Change in stocks of finished goods and work in process	-177	-135
Own work capitalised	137	0
Cost of purchased services and materials	-534	-726
Personnel expenses	-10,137	-10,535
Other operating income	462	982
Other operating expense	-3,737	-4,504
Depreciation/amortisation of property, plant and equipment and of intangible assets	-261	-498
Operating result	**1,094**	**-123**
Interest income	145	45
Interest expense	-185	-59
Result before income taxes and minority interest	**1,054**	**-136**
Income tax	-233	44
Quarterly result	**821**	**-92**
Allocation of result		
Profits/losses attributable to equity holders of the parent company	825	-95
Profits/losses attributable to minority interests	-4	2
Quarterly result	**821**	**-92**
Earnings per share (basic) in Euro	0.04	0.00
Earnings per share (diluted) in Euro	0.04	0.00
Average shares outstanding (basic / diluted)	21,289,353	19,147,037

FILE NO. 82-5077

Consolidated Balance Sheet (IFRS)

		30.06.2007		31.12.2006
		,000 Euro		,000 Euro
Assets				
Current assets:				
Cash and cash equivalents		16,896		16,176
Marketable securities		3		3
Trade accounts receivable		9,345		7,026
billed receivables	8,424		5.759	
unbilled receivables	920		1.268	
Inventories		131		6
Current income tax assets		45		105
Other financial assets		99		93
Other current assets		3,755		781
Total current assets		**30,273**		**24,190**
Fixed assets:				
Goodwill		3,583		3,887
Intangible assets		1,855		1,767
Property, plant and equipment		2,374		2,644
Financial investments		6		6
Deferred tax assets		3,682		3,837
Current income tax assets		1,007		988
Other financial assets		517		488
Total fixed assets		**13,024**		**13,616**
Total assets		**43,297**		**37,806**
Liabilities and shareholders' equity				
Current liabilities:				
Financial debt		650		1,128
Trade accounts payable		840		957
Current income tax liabilities		285		119
Other accruals		2,733		4,429
Other current liabilities		5,220		3,450
Other financial liabilities		6,512		4,419
Total current liabilities		**16,240**		**14,501**
Long-term liabilities:				
Other accruals		221		219
Other financial liabilities		4,416		2,582
Deferred tax liabilities		1,135		1,045
Pension provision		1,595		1,568
Total long-term liabilities		**7,367**		**5,415**
Total liabilities		**23,607**		**19,916**
Shareholders' equity:				
Share capital		21,289		21,289
Capital reserves		10,294		10,294
Retained earnings		- 12,076		- 13,831
Shares of parent company's shareholders		**19,507**		**17,752**
Minority interest		183		139
Total shareholders' equity		**19,690**		**17,891**
Total liabilities and shareholders' equity		**43,297**		**37,806**

FILE NO. 82-5077

Consolidated Cash Flow Statement (IFRS)

	01.01. - 30.06.2007	01.01. - 30.06.2006
	,000 Euro	,000 Euro
Net income/loss	1,853	-733
Income tax	500	58
Result before income tax	**2,353**	**-675**
Adjustments:		
Depreciation/amortisation of property, plant and equipment and of intangible assets	526	755
Gain/loss from the disposal of property, plant and equipment	15	29
Gain/loss from the disposal of intangible assets	305	0
Other income/expenditure not relevant for cash flow	0	49
Adjustments on accounts receivable	-139	373
Increase in pension provision	27	57
Interest income	-251	-84
Interest expenditure	364	207
Changes in:		
Trade accounts receivable	-2,177	-1,484
Inventories	-125	471
Other assets/other financial assets/current income tax assets	-2,950	388
Other accruals	-1,680	-2,812
Trade accounts payable	-795	-315
Other debts/financial liabilities	3,891	-419
Income tax refunded	3	0
Income tax paid	-111	-242
Cash flow from operating activities	**-742**	**-3,701**

Table continued on following page

FILE NO. 82-5077

Consolidated Cash Flow Statement (IFRS)

	01.01 - 30.06.2007 ,000 Euro	01.01. - 30.06.2006 ,000 Euro
Cash flow from investing activities:		
Investments in property, plant and equipment	-132	-137
Investments in intangible assets	-258	0
Inpayments from the disposal of property, plant and equipment	16	23
Acquisition of subsidary companies less acquired cash and cash equivalents	0	-5,134
Total cash flow from investing activities	**-374**	**-5,248**
Cash flow from financing activities:		
Repayment of financial debts	-1,003	-5,935
Incoming payment from capital increase	0	15,405
Cash outflow from convertible bonds	0	-203
Borrowing of short-term debts	0	1,941
Cash outflow for transaction costs relating to capital increase	0	-964
Borrowing of long-term debts	2,922	0
Interest received	251	84
Interest paid	-330	-164
Total cash flow from financing activities	**1,841**	**10,163**
Exchange-rate related changes not relevant for cash flow	**-4**	**359**
Change in cash and cash equivalents	**720**	**1,574**
Cash and cash equivalents at beginning of period	**16,176**	**9,629**
Cash and cash equivalents at end of period	**16,896**	**11,203**

Consolidated Statement of Changes in Shareholders' Equity (IFRS)

Shareholders' equity	Share capital	Capital reserves	Retained earnings: Valuation reserves	Retained earnings: Exchange equalization	Retained earnings: Net Investment	Retained earnings: Other	Subtotal: Shares of parent company's shareholders	Minority interests	Equity capital
	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro
Position 01.01.2006	**15,662**	**3,288**	**0**	**428**	**0**	**-15,028**	**4,350**	**85**	**4,435**
Differences due to currency conversion	0	0	0	329	0	0	329	5	334
Transaction costs of equity capital procurement	0	0	0	0	0	-964	-964	0	-964
Changes in equity capital not affecting operating result	**0**	**0**	**0**	**329**	**0**	**-964**	**-635**	**5**	**-630**
Net income/loss	0	0	0	0	0	-772	-772	39	-733
Total income and expenditure for the period	**0**	**0**	**0**	**329**	**0**	**-1,736**	**-1,407**	**44**	**-1,363**
Capital increase	5,135	10,270	0	0	0	0	15,405	0	15,405
Convertible loan stock	492	175	0	0	0	0	667	0	667
Position 30.06.2006	**21,289**	**13,733**	**0**	**757**	**0**	**-16,764**	**19,015**	**129**	**19,144**
				-16,007					

Shareholders' equity	Share capital	Capital reserves	Valuation reserves	Exchange equalization	Net Investment	Other	Shares of parent company's shareholders	Minority interests	Equity capital
Position 01.01.2007	**21,289**	**10,294**	**0**	**1,149**	**-888**	**-14,092**	**17,752**	**139**	**17,891**
Net Investment	0	0	0	0	-215	0	-215	0	-215
Differences due to currency conversion	0	0	0	161	0	0	161	0	161
Changes in equity capital not affecting operating result	**0**	**0**	**0**	**161**	**-215**	**0**	**-54**	**0**	**-54**
Net income/loss	0	0	0	0	0	1,809	1,809	44	1,853
Total income and expenditure for the period	**0**	**0**	**0**	**161**	**-215**	**1,809**	**1,755**	**44**	**1,799**
Position 30.06.2007	**21,289**	**10,294**	**0**	**1,310**	**-1,103**	**-12,283**	**19,507**	**183**	**19,690**
				-12,076					

Annex

Accounting policies
The consolidated annual financial statements of FJH AG for the year ending 31 December 2006 were prepared in Euro and in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements as at 30 June 2007 that have been prepared in accordance with International Accounting Standards (IAS) 34 "Interim Financial Reporting" have in principle been drawn up based on the same accounting methods as those used in the 2006 consolidated annual financial statements.

Scope of consolidation
There have been no changes in the scope of consolidation compared with the consolidated annual financial statements for the year ending 31 December 2006.

Segments
For details on segment reporting, please refer to the statements in the interim management report.

Management and control
Mr Stephan Schulak was appointed to the Company's Executive Board with effect from 16 April 2007. In addition, Mr. Michael Junker was appointed Executive Board Spokesman on 26 April 2007, with Mr. Thomas Junold appointed as his deputy. Dr. Thomas Bühler left the Company's Supervisory Board with effect from 31 May 2007 for personal reasons.

Shareholders' equity
As at 30 June 2007, shareholders' equity amounted to 21,289,353 shares with a nominal value of 1.00 Euro. FJH does not hold any treasury stock. No dividend was proposed or paid out during the period under review.

Supplementary report
After the reporting date for this interim report (30 June 2007), the Bundesrat adopted the 2008 Corporate Tax Reform on 6 July 2007. According to IFRS rules, the corporation tax that will be applicable in future must be considered in the third quarter of 2007. We assume this will produce a burden, due to the change in the way capitalised loss carryforwards are valued.

Audit
Neither these interim financial statements nor the interim management report have been audited in accordance with § 317 of the German Commercial Code (HGB); similarly, they have not been subject to a review by auditors.

Assurance by the Company's legal representatives
To the best of our knowledge, we issue an assurance that in accordance with the applicable accounting principles for interim reporting, the consolidated interim financial statements present a true and fair view of the Group's assets, financial situation and earnings position and that the consolidated interim management report presents a true and fair view of business performance including the Group's results and position, and also describes the main opportunities and risks relating to the Group's forecast development over the remainder of the fiscal year.

Munich, August 2007

The Executive Board

FILE NO. 82-5077

FJH Share

Stock exchange segment	Prime Standard, Frankfurt
Number of shares	21,289,353 Stück
ISIN	DE0005130108
German code (WKN)	513 010
IPO	21.02.2000

Holdings of the Board as at 30.06.2007

	Number of shares	Stock Options
Executive Board:		
Michael Junker	899,947	12,000
Thomas Junold	40,000	0
Stephan Schulak	0	0
Supervisory Board:		
Thomas Nievergelt	152	0
Prof. Dr. Elmar Helten	90,000	0
Thies Eggers	35,398	0
Prof. Dr. Manfred Feilmeier	765,947	0
Manfred Herrmann	0	0

FILE NO. 82-5077



9-Month Report of FJH AG

01.01.2007 - 30.09.2007

Address

FJH AG
Elsenheimerstraße 65
80687 Munich
GERMANY
Telephone: +49 89 76901-0
Fax: +49 89 7698813
www.fjh.com

Contact

Investor Relations
Telephone: +49 89 76901-274 or -7002
Email: investor.relations@fjh.com

FILE NO. 82-5077

Key Figures (IFRS) as of September 30, 2007 (9-Month Period)

	2007	2006
	,000 Euro	,000 Euro
Turnover	**45,334**	**41,935**
EBITDA (Operating result before depreciation)	4,676	459
EBITDA-Margin	10.3%	1.1%
EBIT (Operating result)	3,898	−773
EBIT-Margin	8.6%	−1.8%
EBT (Result before income taxes)	3,736	−925
9-month result	**3,010**	**−1,085**
Earnings per share	0.14	−0.05
Shareholders' equity	20,649	18,942
Equity ratio	50.5%	51.5%
Total assets	40,880	36,802
Net cash	13,778	10,784
Free cash flow	1,990	−8,499
Employees as at 30.09.	466	496

Key Figures (IFRS) as of September 30, 2007 (3rd Quarter)

	2007	2006
	,000 Euro	,000 Euro
Turnover	**15,289**	**13,919**
EBITDA (Operating result before depreciation)	1,684	256
EBITDA-Margin	11.0%	1.8%
EBIT (Operating result)	1,432	−221
EBIT-Margin	9.4%	−1.6%
EBT (Result before income taxes)	1,383	−250
Quarterly result	**1,153**	**−352**
Earnings per share	0.06	−0.02

Dear Shareholders,

Development of all major third-quarter key performance indicators confirms the sustainability of the turnaround achieved during the first half of the year.

At 15.3 million Euro, third-quarter turnover was on a par with the preceding quarter. This is all the more significant as the third quarter generally produces lower turnover as it contains the holiday season. Turnover increased by 10% on the same quarter in the preceding year. Thanks to the company's efficient set-up, annualised turnover per employee rose by 19% on the same quarter in the preceding year to 131 thousand Euro.

Similarly, EBIT amounted to 1.4 million Euro – a marked improvement on the figure of -0.2 million Euro in Q3 2006. As expected, the cash flow from operating activities was positive and amounted to 3.2 million Euro, which was particularly pleasing. This means the cash flow from operating activities for the first nine months of the 2007 fiscal year was 2.4 million Euro compared with -3.2 million Euro for the same period in 2006. With a result after taxes of 1.2 million Euro (Q3 2006: -0.4 million Euro) earnings per share were again positive at 0.06 Euro (Q3 2006: -0.02 Euro).

As well as confirming the sustainability of the turnaround achieved during the first six months, we are also seeing initial positive results from our new strategic direction and emerging signs of the future business potential harnessed by the revitalised FJH. For example, the 16% increase in revenues from licence and maintenance business in the first nine months means this area accounted for 8.6 million Euro of turnover and indicates the increasing importance of release-enabled standard software for our business model.

The most recent proof of the sustainability of this development has been provided by the previously announced major order from Heidelberger Leben. Given its membership of the HBOS Group, this also offers interesting potential for further internationalisation of FJA Life Factory ®. In view of our strategic aim to increase internationalisation of the FJH Group, business development at our subsidiary FJA-US over the last 9 months has also been particularly important.

FILE NO. 82-5077

On the American and Australian markets, this subsidiary increased its turnover for the first nine months in excess of planned targets. Following a first-quarter figure of 1.3 million Euro, turnover stood at 2.0 million Euro in the second quarter and reached 2.7 million Euro in the third quarter. This proves the increasing importance of this subsidiary and its market.

The continued favourable development in orders on hand for 2007 makes us very optimistic we will be able to achieve our targets for 2007 as a whole. Although the year is now nearing a close and large parts of new orders received and the order pipeline will not affect results until the 2008 fiscal year, we did indeed achieve a further marked increase in orders on hand during the period under review. As at the end of September 2007, the orders on hand for 2007 combined with turnover for the first nine months give a secured turnover basis of 60.4 million Euro for 2007. We therefore expect total turnover of around 61 million Euro and an EBIT margin of around 9% for 2007.

Alongside the work to help achieve our targets for 2007, a key focus for all members of the FJH Group's management team during the second half of the year consisted in developing our medium-term strategy around the FJH Insurance Platform. From the 2008 fiscal year, this strategy and the associated implementation measures will provide the basis for realising long-term potential for profitable growth.

We should like to express our sincere gratitude for the trust you have shown in us thus far and as our business success increases, we hope you, our shareholders, will stay with us over the long-term and accompany us as we pursue our goal of becoming an internationally successful industry expert for insurers and related financial services providers.

The Executive Board

Overview of business development

The pleasing level of incoming orders over recent quarters continued during the period under review. Although the year is now nearing a close and a large part of new orders received and the order pipeline will not affect results until the 2008 fiscal year, as at the end of Q3 we did increase the secured turnover for 2007 compared with the end of the first half of the year by almost 5 million Euro to 60.4 million Euro.


6.4
1.2
0.5
Order pipeline 2007
Order Backlog 2007
Sales 2007
March 07
June 07
September 07

This development was largely driven by the markets of Germany, Austria and Switzerland (life insurance) and the USA (health insurance). During the period under review, performance in our domestic market of Germany was heavily characterised by the changing regulatory framework caused primarily by the reform of the Insurance Contracts Law [VVG].

However, in terms of new business secured, prospective new contracts and associated product developments, German-speaking countries as a whole are showing evidence of a strong trend towards large-scale modernisation of life insurance products in favour of more capital-market oriented products and guarantee concepts. This offers excellent business opportunities for our Policy Administration and Mathematics business divisions.

At the same time, the ongoing trend within our customer market to replace legacy systems on cost and efficiency grounds means continuing increases in order prospects for our Migration business division, which specialises in the migration of insurance portfolios from legacy to new systems.

As regards our core product FJA Life Factory ®, during the third quarter we worked on a number of projects for existing customers involving the introduction of release 4.5 (focussing on the reform of the German Insurance Contracts Law [VVG]), which was delivered during Q2. By the end of the quarter one customer had already rolled out this release into productive operation.

Release 4.5 of FJA Life Factory ® was also the basis for the most significant individual sales success during the period under review - the previously announced order from Heidelberger Lebensversicherung AG (HLE), a German company and member of the British HBOS Group.

Firstly, the order is particularly significant because of the associated prospects it offers for the internationalisation of FJA Life Factory ®. Secondly, it confirms we were correct in deciding to base all key products offered by the FJH Group on SOA-compliant usage scenarios. This approach allows the individual services of FJH products to be integrated in other systems' process chains. The service-oriented architecture (SOA) offered by FJA Life Factory ® has already been certified under IBM's "Ready for SOA ®" scheme, and other products are currently undergoing corresponding verification.

The contract with HLE involves the licensing and rollout of FJA Life Factory ® 4.5 including the FJA Commission System. In a parallel process, specialist services of FJA Life Factory ® are being integrated in the centralised offer system of HLE and Clerical Medical and also in Clerical Medical's administration system. Clerical Medical Investment Group Limited (CMIGL) is a British life insurance company that also belongs to the HBOS Group. The order volume is in the upper single-digit millions range.

As confirmed by the customer, alongside the excellent technical attributes of the FJA Life Factory ® standard software, a key factor that helped clinch this new order was the ability to roll out the product quickly and flexibly at international level. The contract also provides for ongoing cooperation with Clerical Medical. On the German market, Clerical Medical's Anglo-Saxon-based products are also being marketed with supplementary insurance from Heidelberger Leben ("best of both worlds"). To administer these supplementary policies, technical services will be integrated into CMIGL's administration system based on the SOA compliance offered by FJA Life Factory ®. These services will be integrated into the centralised offer system of Clerical Medical and Heidelberger Leben in the same way.

We are also using the SOA compliance offered by FJA Life Factory ® and its specialist services for marketing our newly developed SOA adapter. With this software, customers of FJA Life Factory ® can easily call up the specialist services from other software applications (e.g. front-office systems). The SOA adapter was licensed by another customer during the third quarter. Further licenses for this component are in the pipeline.

FILE NO. 82-5077

During the third quarter, further development of our products was again characterised by rapid responses to changing legal requirements and current market trends. The interim release 4.6a of FJA Life Factory ® was delivered at the end of August; within a very short space of time, this release was able to incorporate all necessary enhancements following the modifications/refinements of the reform of the German Insurance Contracts Law [VVG] that were submitted by the legislator in summer 2007. This will allow our customers to meet all requirements of the reform of the German Insurance Contracts Law [VVG] by the stipulated date of 1 January 2008.

In addition, during the period under review we completed the concepts for the next full release 4.6 of FJA Life Factory ® and agreed and delivered these with/to customers. As well as offering some functional enhancements, this release – which is scheduled for 2008 – focuses on implementing "dynamic hybrid products", a category of modern life-insurance products geared towards capital-market-related products. This trend will also largely determine further development of FJA Life Factory ® in future releases as life insurers are increasingly countering competition from other financial services providers by modernising their guarantee concepts. For example, several of FJH's current possible business developments in German-speaking countries and beyond reflect the increasing interest shown by life insurers for products with innovative guarantee concepts such as variable annuities that have dominated new business in the USA for several years.

Also in the reported quarter, maintenance release 2.4 was successfully delivered for the standard subsidy management software FJA Zulagenverwaltung ®. We also worked on the development of release 2.5, which should be completed in the fourth quarter of 2007. Release 2.5 of the subsidy management software FJA Zulagenverwaltung ® is a compulsory release, i.e. customers of FJA Zulagenverwaltung ® must use this release in order to meet the requirements of the Central Subsidy Authority for Old Age Pensions [ZfA].

During the third quarter, business development in the Migration and Policy Administration Add-on Systems division was characterised by successful management of the recent sharp rise in migration projects. We are currently in promising talks on further contracts, which we expect to conclude during the fourth quarter and which will mainly impact on results from 2008.

We also enjoyed success with our Pension Settlement and Documentation product, FJA RAN ®. During the period under review we secured a major new customer for the settlement component in the field of accident insurance.

The favourable development in business enjoyed by our US subsidiary also continued in the third quarter. To manage the sharp rise in the order volume and the continuing promising volume of potential new business, the focus of which clearly remains on health insurance, we are continuously increasing available personnel capacities at our US subsidiary. As well as a noticeable number of new appointments, we are also using internal and external offshoring models. For example, during the period under review, around 20% of personnel capacities for our US business were provided by the German subsidiary and around 10% by an external Eastern European services provider.

FILE NO. 82-5077

Overall, these pleasing developments in all areas of business confirmed the sustainability of our new business model which is aimed at full integration of products and services. This is particularly reflected in the key performance indicator of annualised turnover per employee:

Annualised Turnover per Employee


135
130
125
120
115
110
105
100
95
T€
110
123
124
131
131
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007

We see the fact that, contrary to the usual seasonal drop, this key performance indicator also stayed at the same high level of the second quarter as a strong indicator of the sustainability of our business model. We will further increase this potential through the measures and approaches contained in our medium-term strategy.

Earnings position, financial situation and assets

Earnings position

During the third quarter, we again increased revenues, from 13.9 million Euro in the preceding year to 15.3 million Euro. This represents a 10% rise. If we include annualised turnover per employee – which at 131 thousand Euro (same quarter in the preceding year: 110 thousand Euro, +19%) was on a par with the prior quarter – it can be seen that we continued the successful trend recorded during the first half of 2007. In terms of the current fiscal year, consolidated turnover rose 8% from 41.9 million Euro to 45.3 million Euro. However, given that our main priority for 2007 is to restore a positive performance in terms of results, the aforementioned key performance of "annualised turnover per employee" has assumed greater significance.

EBIT per Quarter


1,500
1,000
500
0
-500
-1,000
-1,500
-2,000
T€
-221
-1,165
1,372
1,094
1,432
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007

Alongside turnover per employee, the proportion of turnover accounted for by licence and maintenance business is also crucial to earnings capacity. Compared with the same quarter in 2006, the corresponding revenues grew by 17% from 2.1 million Euro to 2.5 million Euro, and thus accounted for 16% of turnover (same period in the preceding year: 15%). Viewed over nine months, revenues grew from 7.4 million Euro to 8.6 million Euro (+16%), accounting for 19% of turnover in 2007 (2006: 18%). In the same period, services recorded a moderate rise from 34.5 million Euro to 36.7 million Euro (+6%).

In the third quarter of 2007, total expenses (including depreciation/amortisation and other operating income and expenses) before interest and taxes amounted to 14.1 million Euro and were thus on a par with the same quarter in the preceding year. Of these expenses, personnel expenses rose by 5% from 9.2 million Euro in 2006 to 9.7 million Euro; this increase was in particular due to higher accruals for performance-related remuneration. By contrast, however, personnel expenses fell by around 0.4 million Euro compared with the second quarter of the current year, 2007; this was primarily due to the writeback of accruals as a result of holiday being taken. In the third quarter of 2007, other operating expenses stood at 4.3 million Euro (same period in the preceding year: 4.4 million Euro; -3%). Among other things, the rise over the second quarter of 2007 (+0.5 million Euro) was due to currency effects caused by the weak US dollar and to a one-off accrual for future unused office space. Other operating income amounted to 0.4 million Euro compared with 0.8 million Euro in the same period in the preceding year. Depreciation/amortisation also fell, from 0.5 million Euro to 0.3 million Euro.

Total expenses for the nine-month period remained almost unchanged at 42.1 million Euro (same period in the preceding year: 42.0 million Euro). With personnel expenses at a similar level (29.7 million Euro compared with 29.9 million Euro in 2006; -1%), other operating expenses fell by 11% from 13.1 million Euro to 11.7 million Euro. Moreover, a fall in depreciation/amortisation (0.8 million Euro in 2007 compared with 1.2 million Euro for the same period in the preceding year; -37%) was set against lower other operating income of 1.5 million Euro (2006: 4.0 million Euro; -62%). However, this high income was not connected with operating business, and the development of this item in the current fiscal year represents a normalisation of the figure.

An annual comparison of the number of employees as at the end of September showed a reduction from 496 in 2006 to 466 in 2007 (-6%).

During the quarter under review, Earnings before interest and taxes (EBIT) showed a further significant improvement on the preceding year, rising from -0.2 million Euro to 1.4 million Euro. On a nine-month basis, the Group recorded EBIT of 3.9 million Euro in the current fiscal year (preceding year: -0.8 million Euro). The EBIT margin relative to turnover amounted to 9.4% for the third quarter (nine-month figure for 2007: 8.6%).

There was no major change in net interest income in the current fiscal year. On a cumulative basis, this amounted to -162 thousand Euro for the months January to September (same period in preceding year: -152 thousand Euro).

The quarterly result after taxes amounted to 1.2 million Euro (preceding year: -0.4 million Euro). For the nine-month period, this produced a figure of 3.0 million Euro compared with -1.1 million Euro in the preceding year.

The tax expense of 226 thousand Euro was characterised by special effects. Following adoption of the 2008 corporate tax reform, the expected tax rate for German companies for corporation tax and solidarity surcharge fell from 26.38% to 15.83% from 2008. During the quarter under review, deferred tax assets on loss carryforwards in Germany were therefore revalued on the basis of this reduced tax rate. Since, however, the profit assumptions were increased due to the results performance shown in the third quarter, this meant that the deferred tax expenses from the reduced tax rate were largely offset.

The result per share improved from -0.02 Euro to 0 06 Euro for the quarter and to 0.14 Euro (2006: -0.05 Euro) for the nine-month period.

The past nine months of 2007 clearly confirm the turnaround and thus are already enabling the Company to focus firmly on preparing strategic measures for the 2008 fiscal year; following the year of consolidation in 2007, these measures will increasingly work towards achieving long-term potential for profitable growth.

Financial situation

In line with expectations, the cash flow from operating activities developed very favourably in the third quarter of 2007. During the first half of the year, the increase in receivables was primarily responsible for the negative cash flow from operating activities. Key receivables were received during the period from July to September of the current year, thus reducing DSO (days sales outstanding) to 46 days as at 30 September 2007 and producing a clear inflow of funds. In the last three months, the volume of billed receivables thus fell by 1.5 million Euro. The Group was able to achieve clear liquidity surpluses from operating business for both the third quarter of 2007 (3.2 million Euro; same period in preceding year: 0.5 million Euro) and also the nine-month period of 2007 (2.4 million Euro, same period in preceding year -3.2 million Euro).

Moving on to financing, alongside regular repayments from finance leasing (two sale and license-back agreements for FJA Life Factory ® each in an amount of 3 million Euro and each with a term of 54 months; first tranche concluded in Q4 2006, second tranche concluded in Q1 2007), loans of 0.65 million Euro granted by members of the Company's governing organs were repaid in full (see also information in the Annex, c Management and control).

Net Cash / Operative Cash Flow


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
-2,000
T€
10,784
12,132
10,898
13,778
-154
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Net Cash
OPCF

As at 30 September 2007, the net cash position – calculation of which also includes liabilities from the sale and license-back agreements (but not the pension accruals of 1.6 million Euro) - amounted to +13.8 million Euro.

Assets

Since creation of added value is based on services and licences, the Group is not asset-intensive. In addition to intangible assets, which among other things are based on the acquisition of PYLON AG in 2006, long-term assets also comprise pro-rata deferred tax assets on loss carryforwards. In terms of investments, the main emphasis remained on capitalisation of software development work for the new product SymAss II, although these investments fell during the third quarter and amounted to 65 thousand Euro (nine-month period: 322 thousand Euro). The free cash flow stood at 3.1 million Euro in the third quarter and 2.0 million Euro for the first nine months. In the preceding year, the free cash flow for the same period was 0.5 million Euro, while the figure for the first nine months was -8.5 million Euro (the main investment here involved the purchase of PYLON AG (5.1 million Euro)).

The earnings situation, financial position and assets and also the equity ratio of 51% proved very sound. In terms of current operating business, the Group's financing structure is clearly sufficient.

Development of the segments during the third quarter of 2007
Representing around three-quarters of overall business, the region of Germany is currently by far the most important segment. In terms of the other regions and business with third parties, Switzerland and the USA are especially important, while Austria and Slovenia are increasingly acting as suppliers of internal services within the Group.

Turnover and EBIT by Segment


14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
-2.00
-4.00
10.7
0.7
0.1
0.1
0.3
0.2
1.9
0.5
0.3
0.2
0.0
Turnover
EBIT
Germany
Austria
Switzerland
USA
Slovenia
Q3/2006
Q3/2007

Third-quarter 2007 turnover for the segment of **Germany** amounted to 11.4 million Euro (same period in the preceding year: 10.7 million Euro; +7%). This segment accounted for around 90% of licence revenues, and consequently also for a major part of consolidated EBIT. During the quarter under review, this amounted to 1.6 million Euro, compared with just 0.7 million Euro for the same period in the preceding year. Turnover for the first nine months was 35.1 million Euro, a 14% rise on the preceding year (30.7 million Euro). In the same period, EBIT improved considerably, from -1.1 million Euro to 4.2 million Euro.

In the **USA**, the favourable business progress during the last quarter was also reflected in turnover. Despite the unfavourable development in the exchange rate, turnover rose threefold over the preceding year, from 0.9 million Euro in 2006 to 2.7 million Euro. EBIT improved from -0.6 million Euro in the same quarter of the preceding year to 0.2 million Euro. Turnover for the first nine months stood at 6.1 million Euro (preceding year: 4.8 million Euro; +26%); after just nine months, it had thus almost reached the figure for the whole of 2006 (6.3 million Euro). EBIT was 0.6 million Euro compared with a loss of 0.8 million Euro in the same period in the preceding year. Staff levels were further increased in the US on account of the increased business expectations and a further increase in earnings capacity is thus expected for this segment in future.

During the quarter under review, **Switzerland** recorded turnover of 0.8 million Euro, which represented a 56% drop on 2006 (1.9 million Euro). During this period, EBIT improved 16% from -0.6 million Euro in 2006 to -0.5 million Euro. Turnover of 3.3 million Euro was recorded during the period from January to September (preceding year: 5.2 million Euro; -37%). Whereas EBIT for the first nine months of 2006 was balanced at 0.0 million Euro, the period to the end of September in the current year produced cumulative EBIT of -1.7 million Euro. In 2007, this segment is being particularly distorted by special effects from a major project; business development in Switzerland is expected to return to normal from 2008.

FILE NO. 82-5077

Austria and **Slovenia** are still of minor significance as regards turnover with external customers as Austria now mainly acts as a provider of intra-Group services and Slovenia also focussed heavily on development of the new SymAss II system during the third quarter. For the months January to September 2007, both segments combined recorded turnover of 0.9 million Euro (preceding year: 1.2 million Euro). EBIT for this period stood at 0.8 million Euro compared with 1.0 million Euro in the first nine months of 2006.

Turnover and EBIT by Segment (9-Month Period)


35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
-5.00
30.7
5.2
0.0
4.8
0.3
0.2
0.8
0.6
0.6
1.0
0.7
0.2
0.1
Turnover
EBIT
Germany
Austria
Switzerland
USA
Slovenia
9M/2006
9M/2007

Forecast for the current fiscal year

After the end of the period under review there were no major changes in the trends outlined in the overview of business performance. We are continuing to record a good level of incoming orders, the major drivers being the regions of Germany, Austria and Switzerland (life insurance) and the USA (health insurance). However, as there is little time remaining in the 2007 fiscal year, the main impact of this development on revenues will be felt from the 2008 fiscal year; based on current estimates, we expect to start 2008 with an improved order basis compared with the start of 2007.

In terms of our forecasts for the 2007 fiscal year, we should emphasise that only 0.5 million Euro of the secured turnover of 60.4 million Euro as at the end of the third quarter was not yet covered by contracts. Consequently, we believe our narrowing of the 2007 guidance figure for turnover from between 58 and 62 million Euro to around 61 million is sufficiently well founded.

In terms of opportunities and risks for business in the fourth quarter of 2007, the report on opportunities and risks as contained in the half-year report remains valid in principle. However, as we approach the end of the 2007 fiscal year, the effects that could be triggered if the opportunities and risks highlighted in the report do materialise are now significantly reduced.


Switzerland
7.3%
USA
14.6%
Slovenia
1.3%
Austria
0.5%
Germany
76.3%

Consolidated Profit and Loss Account (IFRS)
9-Month Period 2007 and 2006

	01.01. - 30.09.2007	01.01. - 30.09.2006
	,000 Euro	,000 Euro
Turnover	45,334	41,935
Change in stocks of finished goods and work in process	357	−730
Own work capitalised	322	0
Cost of purchased services and materials	−1,425	−1,718
Personnel expenses	−29,706	−29,929
Other operating income	1,542	4,036
Other operating expense	−11,748	−13,136
Depreciation/amortisation of property, plant and equipment and of intangible assets	−778	−1,232
Operating result	**3,898**	**−773**
Interest income	373	129
Interest expense	−535	−281
Result before income taxes and minority interest	**3,736**	**−925**
Income tax	−726	−160
9-month result	**3,010**	**−1,085**
Allocation of result:		
Profits/losses attributable to equity holders of the parent company	2,990	−1,112
Profits/losses attributable to minority interests	20	27
9-month result	**3,010**	**−1,085**
Earnings per share (basic) in Euro	0.14	−0.05
Earnings per share (diluted) in Euro	0.14	−0.05
Average shares outstanding (basic / diluted)	21,289,353	19,861,142

FILE NO. 82-5077

Consolidated Profit and Loss Account (IFRS) 3rd Quarter 2007 and 2006

	01.07. - 30.09.2007	01.07. - 30.09.2006
	,000 Euro	,000 Euro
Turnover	15,289	13,919
Change in stocks of finished goods and work in process	247	−77
Own work capitalised	65	0
Cost of purchased services and materials	−387	−764
Personnel expenses	−9,692	−9,244
Other operating income	438	806
Other operating expense	−4,276	−4,385
Depreciation/amortisation of property, plant and equipment and of intangible assets	−252	−477
Operating result	**1,432**	**−221**
Interest income	122	45
Interest expense	−170	−74
Result before income taxes and minority interest	**1,383**	**−250**
Income tax	−226	−102
Quarterly result	**1,158**	**−352**
Allocation of result:		
Profits/losses attributable to equity holders of the parent company	1,182	−313
Profits/losses attributable to minority interests	−24	−39
Quarterly result	**1,158**	**−352**
Earnings per share (basic) in Euro	0.06	−0.02
Earnings per share (diluted) in Euro	0.06	−0.02
Average shares outstanding (basic / diluted)	21,289,353	19,861,142

FILE NO. 82-5077

Consolidated Balance Sheet (IFRS)

		30.09.2007		31.12.2006
		,000 Euro		,000 Euro
Assets				
Current assets:				
Cash and cash equivalents		18,849		16,176
Marketable securities		3		3
Trade accounts receivable		7,842		7,026
billed receivables	7,040		5,759	
unbilled receivables	802		1,268	
Inventories		378		6
Current income tax assets		32		105
Other financial assets		48		93
Other current assets		1,024		781
Total current assets		**28,176**		**24,190**
Fixed assets:				
Goodwill		3,583		3,887
Intangible assets		1,834		1,767
Property, plant and equipment		2,212		2,644
Financial investments		6		6
Deferred tax assets		3,518		3,837
Current income tax assets		1,017		988
Other financial assets		534		488
Total fixed assets		**12,704**		**13,616**
Total assets		**40,880**		**37,806**
Liabilities and shareholders' equity				
Current liabilities:				
Financial debt		0		1,128
Trade accounts payable		836		957
Current income tax liabilities		461		119
Other accruals		2,892		4,429
Other current liabilities		2,156		3,450
Other financial liabilities		7,219		4,419
Total current liabilities		**13,564**		**14,501**
Long-term liabilities:				
Other accruals		353		219
Other financial liabilities		3,899		2,582
Deferred tax liabilities		807		1,045
Pension provision		1,609		1,568
Total long-term liabilities		**6,667**		**5,415**
Total liabilities		**20,231**		**19,916**
Shareholders' equity:				
Share capital		21,289		21,289
Capital reserves		10,294		10,294
Retained earnings		-11,093		-13,831
Shares of parent company's shareholders		**20,490**		**17,752**
Minority interest		159		139
Total shareholders' equity		**20,649**		**17,891**
Total liabilities and shareholders' equity		**40,880**		**37,806**

FILE NO. 82-5077

Consolidated Cash Flow Statement (IFRS)

	01.01. - 30.09.2007	01.01. - 30.09.2006
	,000 Euro	,000 Euro
Net income/loss	2,990	−1,112
Share of minority interest in net income	20	27
Income tax	726	160
Result before income tax	**3,736**	**−925**
Adjustments:		
Depreciation/amortisation of property, plant and equipment and of intangible assets	778	1,232
Gain/loss from the disposal of property, plant and equipment	18	53
Gain/loss from the disposal of intangible assets	305	0
Other income/expenditure not relevant for cash flow	0	49
Adjustments on accounts receivable	−530	−39
Increase in pension provision	41	86
Interest income	−373	−129
Interest expenditure	535	281
Changes in:		
Trade accounts receivable	−227	730
Inventories	−371	439
Other assets/other financial assets/current income tax assets	−353	664
Other accruals	−1,388	−3,695
Trade accounts payable	−1,104	−346
Other debts/financial liabilities	1,527	−1,238
Income tax refunded	3	−82
Income tax paid	−151	−290
Cash flow from operating activities	**2,444**	**−3,209**

Table continued on following page

FILE NO. 82-5077

Consolidated Cash Flow Statement (IFRS)

	01.01. - 30.09.2007	01.01. - 30.09.2006
	,000 Euro	,000 Euro
Cash flow from investing activities:		
Investments in property, plant and equipment	-148	-178
Investments in intangible assets	-322	0
Inpayments from the disposal of property, plant and equipment	17	23
Acquisition of subsidary companies less acquired cash and cash equivalents	0	-5,134
Total cash flow from investing activities	-454	-5,290
Cash flow from financing activities:		
Repayment of financial debts	-1,906	-5,974
Incoming payment from capital increase	0	15,405
Cash outflow from convertible bonds	0	-203
Borrowing of short-term debts	0	2,951
Cash outflow for transaction costs relating to capital increase	0	-964
Borrowing of long-term debts	2,922	0
Interest received	373	129
Interest paid	-535	-199
Total cash flow from financing activities	854	11,145
Exchange-rate related changes not relevant for cash flow	-172	601
Change in cash and cash equivalents	2,673	3,247
Cash and cash equivalents at beginning of period	16,176	9,629
Cash and cash equivalents at end of period	18,849	12,876

Consolidated Statement of Changes in Shareholders' Equity (IFRS)

	Share capital	Capital reserves				Retained earnings	Subtotal		Equity capital
Shareholder's equity			Valuation reserves	Exchange equalization	Net Investment	Other	Shares of parent company's shareholders	Minority interests	
	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro
Position 01.01.2006	**15,662**	**3,288**	**0**	**428**	**0**	**–15,028**	**4,350**	**85**	**4,435**
Differences due to currency conversion	0	0	0	480	0	0	480	5	485
Transaction costs of equity capital procurement	0	0	0	0	0	–964	–964	0	–964
Changes in equity capital not affecting operating result	**0**	**0**	**0**	**480**	**0**	**–964**	**–484**	**5**	**–479**
Net income/loss	0	0	0	0	0	–1,112	–1,112	27	–1,085
Total income and expenditure for the period	**0**	**0**	**0**	**480**	**0**	**–2,076**	**–1,596**	**32**	**–1,564**
Capital increase	5,135	10,270	0	0	0	0	15,405	0	15,405
Convertible loan stock	492	175	0	0	0	0	667	0	667
Position 30.09.2006	**21,289**	**13,733**	**0**	**907**	**0**	**–17,104**	**18,826**	**117**	**18,942**
				–16,196					
Position 01.01.2007	**21,289**	**10,294**	**0**	**1,149**	**–888**	**–14,092**	**17,752**	**139**	**17,891**
Net Investment	0	0	0	0	–722	0	–722	0	–722
Differences due to currency conversion	0	0	0	470	0	0	470	0	470
Changes in equity capital not affecting operating result	**0**	**0**	**0**	**470**	**–722**	**0**	**–252**	**0**	**–252**
Net income/loss	0	0	0	0	0	2,990	2,990	20	3,010
Total income and expenditure for the period	**0**	**0**	**0**	**470**	**–722**	**2,990**	**2,738**	**20**	**2,758**
Position 30.09.2007	**21,289**	**10,294**	**0**	**1,619**	**–1,610**	**–11,101**	**20,490**	**159**	**20,649**
				–11,093					

FILE NO. 82-5077

Annex

Accounting policies
The consolidated annual financial statements of FJH AG for the year ending 31 December 2006 were prepared in Euro and in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements as at 30 September 2007 that have been prepared in accordance with International Accounting Standards (IAS) 34 "Interim Financial Reporting" have in principle been drawn up based on the same accounting methods as those used in the 2006 consolidated annual financial statements.

Scope of consolidation
There have been no changes in the scope of consolidation compared with the consolidated annual financial statements for the year ending 31 December 2006.

Management and control
The loans by the members of the Executive Board of FJH AG, Messrs. Junker and Junold, were repaid in full by the Company during the third quarter of 2007.

Under § 104 I, III of the German Stock Corporations Act [AktG], the courts appointed Dr. Jochen Schwarz to the Supervisory Board of FJH AG with effect from 10 September 2007.

Use of estimates
Following the German corporate tax reform adopted by the Bundesrat on 6 July 2007, the tax rate (German corporation tax plus solidarity surcharge) expected from 2008 was reduced from 26.38% to 15.83% during the period under review.

Shareholders' equity
As at 30 September 2007, shareholders' equity amounted to 21,289,353 shares with a nominal value of 1.00 Euro. FJH AG does not hold any treasury stock. No dividend was proposed or paid out during the period under review.

Supplementary report
After the closing date for this interim report (30 September 2007), Ratio Asset Management LLP, of London, informed the Company that its share of voting rights amounted to 4.57% (972,000 voting rights) as at 19 October 2007 and to 5.26% (1,119,533 voting rights) as at 7 November 2007.

FILE NO. 82-5077

FJH Share

Stock exchange segment	Prime Standard, Frankfurt
Number of shares	21,289,353 Stück
ISIN	DE0005130108
German code (WKN)	513 010
IPO	21.02.2000

Holdings of the Board as of September 30, 2007

	Number of shares	Stock Options
Executive Board:		
Michael Junker	929,947	12,000
Thomas Junold	70,000	0
Stephan Schulak	0	0
Supervisory Board:		
Thomas Nievergelt	152	0
Prof. Dr. Elmar Helten	90,000	0
Thies Eggers	35,398	0
Prof. Dr. Manfred Feilmeier	765,947	0
Manfred Herrmann	0	0
Dr. Jochen Schwarz	0	0

END